UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER   001-40063
CUSIP NUMBER   972005102

(Check one):                          ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:   December 31, 2021

□	Transition Report on Form 10-K
□	Transition Report on Form 20-F
□	Transition Report on Form 11-K
□	Transition Report on Form 10-Q
□	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

wShares Enhanced Gold ETF
Full Name of Registrant

                   Wilshire wShares Enhanced Gold Trust
Former Name if Applicable

2 Park Avenue, 20th Floor,
Address of Principal Executive Office (Street and Number)

New York, New York 10016
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
wShares Enhanced Gold ETF (the “Registrant”) is unable to file with the U.S. Securities and Exchange Commission (the “Commission”), without unreasonable effort or expense, its annual report on Form 10-K for the year ended December 31, 2021 (the “Annual Report”) by March 31, 2022, the prescribed due date for such filing. The Registrant is filing this form for a 15-day extension, from March 31, 2022 to April 15, 2022. Additional time is needed for the Registrant to complete its consolidated financial statements for the fiscal year ended December 31, 2021 and, as a consequence, for the Registrant’s independent registered public accounting firm to complete its audit procedures and audit of the consolidated financial statements to be included in the Annual Report. The Registrant expects to file the Annual Report within the 15 calendar days following the prescribed due date.
Attached hereto and filed as Exhibit 99.1 to this Form 12b-25 is the statement of Citrin Cooperman & Company, LLP as contemplated by Rule 12b-25(c) of the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Wade Guenther	(917)	671-9097
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes  ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate,

wShares Enhanced Gold ETF
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022	By:	/s/ Wade Guenther
	Name:	Wade Guenther
	Title:	Partner

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).